Thank you for your interest in Golden Patriot, Corp.  (GPTC – OTCBB).  As you can see there are exciting events occurring right now with the company.  GPTC has active work programs occurring on two separate, large potential prospects.  One is the Lucky Boy Uranium Prospect in Arizona and the other is the Gold View Gold Prospect in Nevada.  When you consider the current bullish run on both the prices of gold and uranium, as well as the fact that work programs are currently occurring on both prospects, GPTC merits your immediate attention.

LUCKY BOY URANIUM PROSPECT

GPTC has entered into an option agreement to acquire 100% of the Lucky Boy Uranium Project in Gila County, Arizona. GPTC may earn 100% interest in the project in consideration of GPTC incurring $925,000 in exploration and development costs on the Lucky Boy Project during a period of three years from the date of the exercise of the option. GPTC is also to pay property costs totaling $75,000 over three years.

Currently GPTC has been informed by the mineral exploration contractor that the initial phase of sampling has been completed on the Lucky Boy Uranium Prospect in Arizona.  These samples have been shipped to the SGS laboratories in Toronto for analysis. It is anticipated that these samples should be back within 1-4 weeks.   Drill targets will be determined by Dr. J.H. Montgomery, the Qualified Person overseeing the project. Fred Brost P.Eng. of Mining and Environmental Consultants Inc., Phoenix, AZ., will initiate the application process concurrent with this work in anticipation of an early fall drill program.

The Lucky Boy Uranium Project consists of 14 BLM claims and an 80 acre State Lease contiguous to the claims. The Lucky Boy Project is a past producer and was one of the first producing uranium mines in the state of Arizona.

The Lucky Boy Uranium Project is at the site of the old Lucky Boy mine. The Lucky Boy mine, using heap leaching and ion exchange recovery, was a successful producer of uranium ore in the 1950’s.

GPTC holds under an option agreement the right to acquire 100% interest in the Lucky Boy Uranium Project in Arizona, subject to Rodinia Minerals Inc.'s option to acquire as much as 40% interest subject to certain terms and conditions.

GPTC has retained Ashworth Explorations Ltd. ("Ashex") to run the work program. Ashex has been in business for over 25 years as a mineral exploration contractor.

In the last two years, the contracted price at which energy companies purchase uranium has more than doubled, as stockpiles and scraps supplies have dried up. On the demand side, more material will be needed to fuel a new wave of environmental friendly nuclear power generators. The rift between uranium mining and the needs of nuclear power plants has been stable for the last decade at around 40-45%. According to iNi data, between 1985 and 2003 commercial reserves of uranium in the world diminished by 50%. Only 55% of the uranium consumed in 2003 had been mined that year. However, uranium reserves are being depleted with every passing year.

Fueling nuclear power plants to generate electricity is the most significant commercial use for uranium. Currently, uranium provides 16% of the world's electricity via 440 nuclear reactors operating in 31 countries. Annual uranium demand is 66,000 tonnes, with mining fulfilling only 55% of that need. An additional 30% comes from stockpiles, which are not being replenished due to current production shortfalls, and the remaining 15% is salvaged from recycled weapons, a non-renewable resource.

Uranium demand is expected to increase in the coming years as new reactors are built and brought online in developing nations such as China, which plans to build 27 nuclear plants, India with a planned 31 new reactors, and Russia with intentions for an additional 25 reactors. With a current worldwide production shortfall of more than 300 million pounds, demand for uranium is expected to be 11% higher than supply over the next decade.

GOLD VIEW GOLD PROSPECT

GPTC is extremely pleased to announce an update on the results of exploration work conducted to date on its Gold View Property.  According to the operator, the geochemical survey has identified gold anomalies in association with major structural intersections identified in the geophysical survey on the Gold View Property.  Our joint venture partner has submitted permits for a ten hole drill program consisting of ten reverse circulation drill holes (of which an initial four holes will be drilled), averaging 800 feet deep to test the most significant anomalies. Approval for these permits is expected shortly.  Barring any unforeseen issues, drilling is scheduled to commence within 30 days.

The Gold View Property is located in the Cortez trend of Nevada, approximately 3 miles east of the Tonkin Springs deposits (650,000 ounces of gold), and consists of approximately 1,450 acres (587 hectares) containing 76 unpatented lode claims.

As reported by our joint venture partner on the Gold View Prospect, “In an April 10, 2005, report entitled "Gold View property - gravity survey and GIS database," James L. Wright, MSc, geophysicist, concluded that along the property's southwestern block there is a wedge shaped pediment that demonstrates a width of 750 metres to 250 metres from south to north over a length of at least 2.2 kilometres which represents a considerable area available for exploration. Of particular note are two areas of structural intersections indicated along the basin bounding fault within the pediment. Mr. Wright considered the northern structural intersection the most significant as it represents the intersection of major north-northwest and east-northeast bearing structures. Mr. Wright reports that "the north-northwest bearing structure can be clearly demonstrated to extend to the south directly to the Afgan Kobeh gold deposit, and parallels other structures related to gold mineralization at the Gold bar deposits to the southeast." Soil geochemistry has identified gold geochemical anomalies in soils at, and in the immediate vicinity of, this northern structural intersection. Mr. Wright considered that "both these structural intersections are attractive exploration targets and could well have provided structural traps for gold-bearing fluids."”

Thank you for your interest in Golden Patriot, Corp.  (GPTC-OTCBB)  If you have any questions regarding the company please contact us at:

Tel: (604) 646-6901 or info@goldenpatriotcorp.com